SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                  Under the Securities and Exchange Act of 1934

                           New Mountaintop Corporation
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                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
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                         (Title of Class of Securities)

                                    624544102
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                                 (CUSIP Number)

                                 Dr. Mark Golden
                      1110 S.W. Ivanhoe Boulevard, Unit #20
                      Orlando, Florida 32804 (407) 246-0133
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and

CUSIP No. 624544102                   13D                      Page 2 of 5 Pages

for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1) Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

         Dr. Mark Golden

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]

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3) SEC Use Only (See Instructions)

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4) Source of Funds (See Instructions)

         PF

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [ ]

         Not Applicable

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6)       Citizenship or Place of Organization

         United States of America

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                                    7)  Sole Voting Power
                                        213,595,000
Number of                           ____________________________________________
Shares Beneficially                 8)  Shared Voting Power
Owned by Each                           0
Reporting Person                    ____________________________________________
With                                9)  Sole Dispositive Power
                                        213,595,000
                                    ____________________________________________
                                    10) Shared Dispositive Power

CUSIP No. 624544102                   13D                      Page 3 of 5 Pages

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11) Aggregate Amount Beneficially Owned by each Reporting Person

         213,595,000

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                      [  ]

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13) Percent of Class Represented by Amount in Row (11)

         95.7%


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14) Type of Reporting Person (See Instructions)

         IN -- Individual.


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CUSIP No. 624544102                   13D                      Page 4 of 5 Pages

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (the "Statement") relates to the common stock, $0.0001 par value per share of New Mountaintop Corporation ("New Mountaintop"), a Delaware corporation, with its principal executive offices at 1110 S.W. Ivanhoe Boulevard, Unit # 20, Orlando, Florida 32804

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ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Dr. Mark Golden
(b)      Business address: 1110 S.W. Ivanhoe Boulevard, Orlando, Florida  32804
(c)      Occupation: Investor.
(d)      No
(e)      No
(f)      United States of America

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 12, 2004, Dr. Golden converted an aggregate of $20,000 of notes into 200,000,000 shares of the Company's common stock.

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ITEM 4.  PURPOSE OF TRANSACTION.

         Dr. Golden is the majority shareholder of New Mountaintop, and is currently its sole officer and sole director. New Mountaintop currently does not have any business operations. Dr. Golden is seeking business opportunities. The notes were converted into shares of common stock pursuant to their terms.

         (a)      None
         (b)      None
         (c)      None
         (d)      None
         (e)      None
         (f)      None
         (g)      None
         (h)      None
         (i)      None
         (j)      None

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CUSIP No. 624544102                   13D                      Page 5 of 5 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Dr. Golden beneficially owns 213,595,000 shares of common stock which constitutes 95.7% of the shares of common stock issued and outstanding.
         (b) Dr. Golden has sole dispositive and voting power with respect to all of the 213,595,000 shares.
         (c)      None
         (d)      None
         (e)      Not applicable

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         None

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2004

                                /s/ Dr. Mark Golden
                                        ----------------------------------------
                                        Signature Dr. Mark Golden


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).